EXHIBIT 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

($ in millions)	52 Weeks Ended 2/2/08	53 Weeks Ended 2/3/07	52 Weeks Ended 1/28/06	52 Weeks Ended 1/29/05	53 Weeks Ended 1/31/04
Income from continuing operations before income taxes	$1,723	$1,792	$1,444	$1,005	$539

Plus: fixed charges
Interest expense, net	153	130	169	223	247
Add back: interest income included in net interest	108	135	111	63	30
Bond premiums and unamortized costs	12	-	18	47	-
Estimated interest within rental expense	75	70	65	55	54
Capitalized interest	10	5	2	1	-
Preferred stock dividend requirement	-	-	-	18	37

Total fixed charges	358	340	365	407	368
Less: capitalized interest	(10)	(5)	(2)	(1)	-
Less: preferred stock dividend requirement	-	-	-	(18)	(37)

Total earnings available for fixed charges	$2,071	$2,127	$1,807	$1,393	$870

Ratio of available income to fixed charges and preferred stock dividends	5.8	6.3	5.0	3.4	2.4